Issuer Free Writing Prospectus dated June 1, 2023

Filed Pursuant to Rule 433

Registration No. 333-253630

(Supplementing the Preliminary Prospectus Supplement

dated June 1, 2023 to the Prospectus dated February 26, 2021)

Pacific Gas and Electric Company

PRICING TERM SHEET

$850,000,000 6.100% First Mortgage Bonds due 2029 (the “2029 Mortgage Bonds”)

$1,150,000,000 6.400% First Mortgage Bonds due 2033 (the “2033 Mortgage Bonds”)

$500,000,000 6.750% First Mortgage Bonds due 2053 (the “New 2053 Mortgage Bonds”)

(all together, the “Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of the Mortgage Bonds listed above and should be read together with the preliminary prospectus supplement dated June 1, 2023 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 26, 2021, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-253630 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalized terms not defined herein are defined as such in the Preliminary Prospectus.

Issuer:	Pacific Gas and Electric Company (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa3 (positive) / BBB- (stable) / BBB (stable)

Trade Date:	June 1, 2023

Settlement Date:	June 5, 2023 (T+2)

Proceeds to the Company:	Approximately $2,466,258,500 (not including the amount of accrued interest paid by the purchasers of the New 2053 Mortgage Bonds) (after deducting the underwriting discounts, but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:	The Company expects to use the net proceeds for the repayment of all (i) $375 million aggregate principal amount of 3.25% First Mortgage Bonds due June 15, 2023 and (ii) $500 million aggregate principal amount of 4.25% First Mortgage Bonds due August 1, 2023 at maturity. The Company expects to use the remaining net proceeds for the repayment of borrowings outstanding under the Utility Revolving Credit Facility and general corporate purposes.

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BMO Capital Markets Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	AmeriVet Securities, Inc. Loop Capital Markets LLC MFR Securities, Inc. R. Seelaus & Co., LLC

Aggregate Principal Amount Offered:

2029 Mortgage Bonds: $850,000,000

2033 Mortgage Bonds: $1,150,000,000

New 2053 Mortgage Bonds: $500,000,000

The New 2053 Mortgage Bonds will constitute further issuance of the 6.750% First Mortgage Bonds due 2053 (the “Existing 2053 Mortgage Bonds”), of which $750,000,000 aggregate principal amount was issued on January 4, 2023. The New 2053 Mortgage Bonds will form a single series with, and have the same terms as the Existing 2053 Mortgage Bonds (other than the issue date, the initial interest accrual date and public offering price). Upon settlement, the New 2053 Mortgage Bonds will have the same CUSIP number and will trade interchangeably with the Existing 2053 Mortgage Bonds. Immediately after giving effect to the issuance of the New 2053 Mortgage Bonds, an aggregate principal amount of $1,250,000,000 of 6.750% First Mortgage Bonds due 2053 will be outstanding.

Issue Price:

2029 Mortgage Bonds: 99.960%, plus accrued interest, if any, from June 5, 2023

2033 Mortgage Bonds: 99.909%, plus accrued interest, if any, from June 5, 2023

New 2053 Mortgage Bonds: 96.919%, plus accrued interest of $13,968,750 from January 6, 2023

Maturity Date:	2029 Mortgage Bonds: January 15, 2029 2033 Mortgage Bonds: June 15, 2033 New 2053 Mortgage Bonds: January 15, 2053

Interest:	2029 Mortgage Bonds: 6.100% per annum 2033 Mortgage Bonds: 6.400% per annum New 2053 Mortgage Bonds: 6.750% per annum

Interest Payment Dates:

2029 Mortgage Bonds: Payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2024

2033 Mortgage Bonds: Payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2023

New 2053 Mortgage Bonds: Payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2023

Regular Record Dates:

With respect to the 2029 Mortgage Bonds, January 1 and July 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

With respect to the 2033 Mortgage Bonds, June 1 and December 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

With respect to the New 2053 Mortgage Bonds, January 1 and July 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

Benchmark Treasury:	2029 Mortgage Bonds: 3.625% due May 31, 2028 2033 Mortgage Bonds: 3.375% due May 15, 2033 New 2053 Mortgage Bonds: 3.625% due February 15, 2053

Benchmark Treasury Price:	2029 Mortgage Bonds: 99-20 1/4 2033 Mortgage Bonds: 98-01 New 2053 Mortgage Bonds: 96-03

Benchmark Treasury Yield:	2029 Mortgage Bonds: 3.706% 2033 Mortgage Bonds: 3.612% New 2053 Mortgage Bonds: 3.847%

Spread to Benchmark Treasury:	2029 Mortgage Bonds: +240 basis points 2033 Mortgage Bonds: +280 basis points New 2053 Mortgage Bonds: +315 basis points

Re-Offer Yield:	2029 Mortgage Bonds: 6.106% 2033 Mortgage Bonds: 6.412% New 2053 Mortgage Bonds: 6.997%

Optional Redemption:

Prior to (i) in the case of the 2029 Mortgage Bonds, December 15, 2028 (one month prior to the maturity date of the 2029 Mortgage Bonds), (ii) in the case of the 2033 Mortgage Bonds, March 15, 2033 (three months prior to the maturity date of the 2033 Mortgage Bonds) and (iii) in the case of the New 2053 Mortgage Bonds, July 15, 2052 (six months prior to the maturity date of the New 2053 Mortgage Bonds) (the applicable date with respect to the 2029 Mortgage Bonds, the 2033 Mortgage Bonds and the New 2053 Mortgage Bonds, each a “Par Call Date”), the Company may redeem the 2029 Mortgage Bonds, the 2033 Mortgage Bonds and/or the New 2053 Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (with respect to the 2029 Mortgage Bonds, the 2033 Mortgage Bonds and the New 2053 Mortgage Bonds, assuming the 2029 Mortgage Bonds, the 2033 Mortgage Bonds and the New 2053 Mortgage Bonds matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points in the case of the 2029 Mortgage Bonds, 45 basis points in the case of the 2033 Mortgage Bonds and 45 basis points in the case of the New 2053 Mortgage Bonds, each less (b) interest accrued to the date of redemption; and

(2) 100% of the principal amount of the 2029 Mortgage Bonds, 2033 Mortgage Bonds and New 2053 Mortgage Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date for the 2029 Mortgage Bonds, the 2033 Mortgage Bonds and the New 2053 Mortgage Bonds, the Company may redeem the 2029 Mortgage Bonds, the 2033 Mortgage Bonds and/or the New 2053 Mortgage Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Mortgage Bonds, 2033 Mortgage Bonds or New 2053 Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	2029 Mortgage Bonds: 694308 KL0 / US694308KL02 2033 Mortgage Bonds: 694308 KM8 / US694308KM84 New 2053 Mortgage Bonds: 694308 KH9 / US694308KH99

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.

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